Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

ANNUAL INFORMATION FORM

March 30, 2011

This Annual Information Form contains forward-looking statements that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in “Risk Factors”. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Tekmira Pharmaceuticals Corporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. In addition to the disclosure contained in this Annual Information Form, readers are encouraged to review the “Management’s Discussion and Analysis of Financial Condition and Operations” section of Tekmira’s 2010 Annual Report for an additional discussion of factors that could affect Tekmira’s future performance.

THE COMPANY

Tekmira Pharmaceuticals Corporation is a biopharmaceutical business focused on developing its own internal RNA (Ribonucleic acid) interference (“RNAi”) therapeutic product candidates and supporting its pharmaceutical partners as they advance RNAi product candidates using Tekmira’s proprietary lipid nanoparticle delivery technology. Unless the context otherwise requires, all references to “we”, “our”, “us”, “the Company” or “Tekmira” refers to Tekmira Pharmaceuticals Corporation and its subsidiaries.

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation, were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The Reorganization saw Inex’s entire business transferred to and continued by Tekmira.

On May 30, 2008, the Company combined its business with Protiva Biotherapeutics Inc. (“Protiva”). Protiva was incorporated pursuant to the Canada Business Corporations Act on September 14, 2000. The business combination with Protiva is described further in our 2010 Annual Report filed on SEDAR at www.sedar.com.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Unless otherwise indicated, all currency amounts are stated in Canadian dollars. As at February 28, 2011, the closing rate of exchange of the Bank of Canada was 0.9714 Canadian dollars for each U.S. dollar.

Business Strategy

Our business strategy is to develop our own internal RNAi therapeutic product candidates and to support our pharmaceutical partners as they advance RNAi product candidates using our lipid nanoparticle delivery technology.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of product candidates being developed internally with our research and development resources. We also support the development of some of our partners’ product candidates and are developing an Ebola antiviral (TKM-Ebola) under a Transformational Medical Technologies contract with the U.S. Department of Defense. Our focus is on advancing product candidates that utilize our proprietary lipid nanoparticle (“LNP”) technology, for the delivery of RNAi drug products. We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid

Lipid Particles. These product candidates are intended to treat diseases through a process known as RNAi which prevents the production of proteins that are associated with various diseases.

Our most advanced internal product candidates are:

•	TKM-ApoB, for the treatment of high cholesterol;

•	TKM-PLK1, for the treatment of cancer; and

•	TKM-Ebola for the treatment of Ebola infection.

In the field of RNAi therapeutic products, we have licensed our lipid nanoparticle delivery technology to Alnylam Pharmaceuticals Inc. (“Alnylam”) and Merck & Co., Inc. (“Merck”). Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together “Roche”), Regulus Therapeutics, Inc. (which is a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (“Takeda”). In addition, we have ongoing research relationships with Bristol-Myers Squibb Company (“BMS”) and the United States National Cancer Institute as well as other undisclosed pharmaceutical and biotechnology companies. Outside the RNAi field, we have legacy licensing agreements with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.) and Aradigm Corporation (“Aradigm”).

RNA Interference Therapeutics

RNAi is considered to be one of the most important discoveries in the field of biology in the last decade. The scientists who discovered the mechanism were awarded the 2006 Nobel Prize in Medicine for their discovery. RNAi is a naturally occurring process that takes place inside cells, and includes processes whereby small interfering RNA (“siRNA”), molecules can profoundly suppress the production of specific proteins. Scientists first noted this powerful effect while attempting to improve the purple color of petunias. Intense research activity has now uncovered a complex molecular mechanism responsible for RNAi that is transforming the method by which drug targets are discovered and validated. Furthermore, synthetic siRNA molecules are being developed as drug candidates to specifically suppress the production of disease-related proteins through RNAi.

In the cell, DNA carries the genetic information to make a specific protein. Genes are first copied or transcribed into messenger RNA (“mRNA”), which, in turn, gets translated into protein. The molecular origin of nearly all diseases results from either the absence of or over-production of a specific protein. If too much of a particular protein is the cause of disease then the therapeutic approach is to try to reduce its activity or amount. For example, a tumor can be caused by the over-production of a protein that stimulates cell growth.

Sequencing of the human genome has provided information needed to design siRNA molecules directed against a wide range of disease-causing proteins. Based on the mRNA sequence for the target protein, siRNA molecules can be designed relatively quickly compared to the time needed to synthesize and screen conventional drugs. siRNA-based therapeutics are short segments of synthetic double stranded RNA made up of a sense strand and an antisense strand. The sequence of the siRNA is designed so that the antisense strand will bind specifically to a complementary sequence on the mRNA coding for the target protein. When siRNA are introduced into the cell cytoplasm they are rapidly incorporated into an RNA-induced silencing complex (“RISC”). As illustrated in the diagram below, during this process the sense strand is unwound and discarded but the antisense strand remains in the RISC and guides the RISC complex to interact specifically with mRNA coding for the target protein, which mRNA is then cut and destroyed, preventing the subsequent production of the target protein. Importantly, this process is catalytic and RISC associated siRNA can remain stable inside the cell for weeks, destroying many more copies of the target mRNA and maintaining target protein suppression for long periods of time.

Lipid Nanoparticle (LNP)-Enabled Delivery of siRNA and Mechanism of RNA Interference in Cells

RNAi has the potential to generate a broad new class of therapeutic drugs that take advantage of certain of the body’s own natural processes to silence genes—or more specifically to eliminate specific gene-products, or proteins, from the cell. While there are no RNAi therapeutic products currently approved for commercial use, there are a number of RNAi therapeutic products in development and several in human clinical trials. RNAi therapeutic products have wide potential applicability as they can silence, or eliminate the production of disease causing proteins from cells, thus creating opportunities for therapeutic intervention that have not been achievable with conventional drugs. Development of RNAi therapeutic products is currently limited by the instability of the siRNA molecules in the bloodstream and the inability of these molecules to access target cells or organs, following intravenous, or systemic, administration, and their inability to gain entry into the cell cytoplasm, where they carry out their action. Delivery technology is necessary to protect these drugs in the blood stream following administration, allow efficient delivery to the target cells and facilitate cellular uptake and release into the cytoplasm of the cell. Our LNP technology has been shown in preclinical studies to enable RNAi therapeutic products by overcoming these limitations, allowing efficient and selective ‘silencing’ or reduction of certain target proteins. We believe that we are strongly positioned to take advantage of the need for delivery technology that can efficiently encapsulate siRNA molecules and deliver them to sites of disease. We and our partners are advancing RNAi therapeutic product candidates using our LNP technology as the delivery vehicle to access target tissues and cells.

Tekmira’s LNP Technology

Our LNP delivery technology allows siRNA to be encapsulated in a particle made of lipids or fats that can be administered intravenously and travel through the blood stream to target organs or sites of disease. The nanoparticles are designed to stay in the circulation for periods of time to allow the particle to efficiently accumulate at sites of disease such as the liver or cancerous tumors. As illustrated in the diagram above, once the nanoparticles have accumulated at the target or tissue site, the cells take up the particle by a process called endocytosis in which the cell’s membrane surrounds the particle. This envelope or endosome pinches off from the cell’s membrane and migrates to the inside of the cell. The lipid nanoparticles undergo an interaction with the endosomal membrane and in the process the siRNA are released inside the cell’s cytoplasm. The released siRNA molecules disperse throughout the cell and engage the RISC complex in the cytoplasm, mediating RNAi.

Internal Product Development

Our most advanced RNAi product candidates are TKM-ApoB, TKM-PLK1 and TKM-Ebola. Alnylam has granted us a worldwide license to their core technology and intellectual property for the discovery, development and commercialization of RNAi products directed to eight RNAi gene targets—three exclusive and five non-exclusive licenses. Three of the targets, ApoB, PLK1 and Ebola, have already been selected on a non-exclusive basis, and we may select up to five additional targets in the future under the selection procedures described more fully below.

TKM-ApoB

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for TKM-ApoB (formerly known as ApoB SNALP). TKM-ApoB, our lead RNAi therapeutic product candidate, is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (VLDL), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. TKM-ApoB consists of siRNA, designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the messenger RNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the Phase 1 TKM-ApoB clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation used in the current TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

TKM-PLK1

Our second internal siRNA product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

On December 22, 2010 we announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1. The Phase 1 clinical trial, conducted at three medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial will enroll up to 52 patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response as well as the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

In addition to the Phase 1 human clinical trial, we are continuing discussions with the United States National Cancer Institute to design a second clinical trial to directly measure PLK1 knockdown and RNAi activity.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

We conducted the studies in collaboration with infectious disease researchers from Boston University and the USAMRIID and funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. The results, which were published in the medical journal, The Lancet, describe antiviral activity of siRNA in LNPs targeting the Ebola virus (TKM-Ebola). When used to treat infected non-human primates, TKM-Ebola resulted in complete protection from an otherwise lethal dose of Zaire Ebola virus. For many years, the Zaire species of Ebola virus (“ZEBOV”) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years and is funded under the TMT program, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola in the second half of 2011.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program.

Under the contract we will invoice the United States Government for direct labor and third party costs plus an apportionment of overheads plus a profit margin.

TKM-Ebola will be developed under specific regulatory guidelines to advance therapeutics that cannot meet the requirements for traditional approval because human efficacy studies are not feasible. We believe this could significantly accelerate the approval of TKM-Ebola.

Partnerships and Collaborations

Alnylam collaborations and licenses

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam, which was amended and restated in May 2008, giving them an exclusive license to certain lipid nanoparticle intellectual property for the discovery, development, and commercialization of RNAi therapeutic products.

Protiva, which is now a wholly owned subsidiary of ours, and Alnylam entered into a cross-license in August 2007, which was amended and restated in May 2008, granting Alnylam non-exclusive access to Protiva’s intellectual property in the RNAi field and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam agreement expired in August 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

In August 2007, pursuant to the terms of the cross-license, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to our PLK1 project and share equally in any future product revenues, provided that Alnylam contributes 50% of the TKM-PLK1 product development costs. Alnylam has until the start of a TKM-PLK1 Phase 2 clinical trial to exercise their opt-in right. In the event that Alnylam chooses to exercise that right, the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

In addition, we are eligible to receive from Alnylam up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and single-digit royalties on product sales.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutic products. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets—three exclusive and five non-exclusive licenses—provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party. Licenses for three targets, ApoB, PLK1 and Ebola, have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select five additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of, or otherwise of strategic importance to, Alnylam. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on each of the four non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program). We will have no milestone obligation to Alnylam on the three exclusive licenses.

In April 2009, Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for liver cancer and cancers with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of CDN$0.6 million (US$0.5 million) which we received in May 2009. Interim ALN-VSP data were presented at the 2010 Annual Meeting of the American Society of Clinical Oncology (ASCO) in May 2010 and at the Chemotherapy Foundation Symposium in November 2010. Alnylam expects to report additional clinical data in the second quarter of 2011.

Alnylam are advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and are being manufactured by us. On July 7, 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01 which triggered a US$0.5 million milestone payment to us and Alnylam expects to report data from this trial in the third quarter of 2011.

Under a manufacturing agreement entered into in January 2009, we continue to be the exclusive manufacturer of any products that utilize our technology, as required by Alnylam through the end of Phase 2 clinical trials. Alnylam will pay for the provision of staff and for external costs incurred. Pursuant to the terms of this agreement, there is a contractual minimum of CDN$11.2 million payable by Alnylam for the three years from 2009 to 2011.

On March 16, 2011, we announced the filing of a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests. See the “Litigation” section of this Annual Information Form for more information.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (“Roche Research Agreement”) dated February 11, 2009. Work under the Roche Research Agreement was completed in the first half of 2009.

On May 11, 2009 we announced a product development agreement with Roche (Roche Product Development Agreement) that provides for product development up to the filing of an IND by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement Roche is paying for the provision of our staff and for external costs incurred up to US$8.8 million, for us to support the advancement of a Roche RNAi product candidate using our LNP technology through to the filing of an IND application.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira.

Merck license agreement

Protiva, our wholly owned subsidiary, is party to a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product, for which Merck will pay up to US$15.0 million in milestones, and will pay single-digit royalties on product sales. Merck has also granted a license to us for some of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb research agreement

On May 10, 2010 we announced the expansion of our research collaboration with Bristol-Myers Squibb. Under the new agreement, Bristol-Myers Squibb will use siRNA molecules formulated by us in lipid nanoparticles to silence target genes of interest. Bristol-Myers Squibb will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic products against the therapeutic targets of interest. Bristol-Myers Squibb paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a pre-determined number of lipid nanoparticle batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from Bristol-Myers Squibb validated gene targets.

USAMRIID research agreement

In 2005 we signed a five-year research agreement with the USAMRIID to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using LNPs. In 2010 we received the final payment under this grant. Further development of our TKM-Ebola product is being funded by the U.S. Government under the TMT program as discussed above.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, will support work at Tekmira and the UTMB.

Takeda research agreement

We have a research agreement with Takeda entered into in December 2008. In the first quarter of 2010, we expanded our agreement with Takeda to provide additional LNP batches as Takeda continues to evaluate our technology.

Takeda has, through Alnylam, a non-exclusive sublicense to some of our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus single-digit royalties on each Takeda product that uses our technology.

Legacy Agreements

Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (formerly INX-0125, Optisomal Vinorelbine) and Brakiva (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to our contingent creditors in full settlement of a contingent obligation. See “Other Corporate Developments – Purchase and settlement of the exchangeable and development notes (the “Notes”)”. We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. The milestone payments can be made in common shares of Talon. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon. Depending on the royalty rates Talon receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Talon orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia, or ALL. In August 2007, Talon initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL and in November 2007 initiated a Phase 2 clinical trial investigating Marqibo as a treatment for uveal melanoma. In December 2009, Talon announced the results of its Phase 2 relapsed ALL clinical trial. Talon intends to submit a New Drug Application for Marqibo in the first half of 2011. Talon has announced that it is planning to commence Phase 3 randomized trials for Marqibo in elderly patients with ALL and patients with non-Hodgkin’s lymphoma.

Alocrest is an extended delivery formulation of the commercially available anticancer drug vinorelbine. Vinorelbine is an approved chemotherapeutic drug that is off-patent in the United States. Talon initiated a Phase 1 clinical trial for Alocrest in August 2006 and released preliminary data in October 2007. Talon is currently seeking a partner to continue the advancement of Alocrest through clinical trials.

Brakiva is a lipid encapsulated formulation of the approved anti-cancer drug topotecan. Talon initiated a Phase 1 clinical trial for Brakiva in November 2008 in patients with advanced solid tumors.

Aradigm Corporation license agreement

In December 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property for the pulmonary delivery of Ciprofloxacin. As amended, this agreement calls for milestone payments totalling US$4.5 and US$4.75 million, respectively, for the first two disease indications pursued by Aradigm using our technology, and for single-digit royalties on sales revenue from products using our technology. Aradigm has asserted that it is not using our technology in its current products.

University of British Columbia

Certain early work on lipid nanoparticle delivery systems and related inventions was done at the University of British Columbia (“UBC”). These inventions are exclusively licensed to us by UBC under a license agreement, initially entered in 1998 and thereafter restated and amended. This agreement calls for revenue sharing on payments received from sublicenses that range from 10% for intellectual property related to certain technology used for the delivery of oligonucleotides and up to approximately 20% for intellectual property covering certain legacy product candidates being advanced by Talon and Aradigm. The agreement calls for single-digit royalties on product sales made by us under the licensed patents. The patents licensed to us by UBC under this license agreement have been expanded over the years to include patents, if any, on additional inventions discovered by UBC and us in our prior collaborations with UBC or otherwise in the course of our prior collaboration with Alnylam. These collaborations with UBC and with Alnylam ended at the end of 2008. We have granted sublicenses under the UBC license both to our subsidiary Protiva, and to Alnylam as well as to Talon and Aradigm. While Alnylam’s sublicense is exclusive in the RNAi field, Alnylam has in turn sublicensed us and our subsidiary Protiva under the licensed UBC patents for discovery, development and commercialization of RNAi products directed to the same gene targets described above in our description of our Alnylam collaborations and licenses.

In mid-2009, we and our subsidiary Protiva entered into a supplemental agreement with UBC, Alnylam and AlCana Technologies, Inc., in relation to a separate research collaboration to be conducted among UBC, Alnylam and AlCana. We are licensed under the supplemental agreement to inventions discovered in this on-going collaboration. This license is on terms essentially similar to those of our license from UBC described above, and has similarly been sublicensed by us to Alnylam, and similarly sublicensed to us and Protiva by Alnylam for the same gene targets, except that we are to pay milestones of up to US$1,325,000 and low single-digit royalties directly to UBC if we use any AlCana intellectual property generated under this supplemental agreement.

Manufacturing

We are developing scale-up and manufacturing technology, in-process controls, release testing and final product specifications for our products and our partners products with the aim of ensuring quality, potency, suitable shelf-life stability and ease of use. We have established in-house manufacturing capability for preclinical supplies and currently use our equipment in local third party clean room facilities for manufacturing clinical supplies. We recently completed upgrades to our own in-house clean room facility. We believe manufacturing in-house will give us more flexibility and more control over our manufacturing process.

While we have capabilities to manufacture clinical batches sufficient to complete Phase 2 clinical trials, we have no capability to produce quantities for larger Phase 3 clinical trials or for commercial scale manufacturing. We plan to rely on third parties to manufacture commercial quantities of drug substance and finished product for any product candidate that we successfully develop.

Competition

We face competition from a number of different companies utilizing similar therapeutic approaches or targeting similar diseases.

RNAi Therapeutics

Competition in the RNAi therapeutics area is discussed in the “Risk factor – Risks related competition” section of this Annual Information Form.

Small Molecule Chemotherapy Drugs

We expect the targeted chemotherapy products we have licensed to Talon will face competition both from currently used chemotherapeutics and from new therapeutics based on the use of novel compounds. As such, we expect that Talon may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the diseases targeted by Marqibo, Alocrest and Brakiva as well as from other drug delivery companies and companies operating in the same therapeutic fields. However, as an oncology regimen often uses a number of drugs in combination, the markets for Marqibo, Alocrest and Brakiva may not necessarily exclude the use of other treatments.

Facilities

Our head office and primary research and development facility is located in Burnaby, British Columbia. The lease for this approximately 51,000 square foot facility expires in July 2014, but can be further extended to 2017 and then to 2022 and then to 2027.

Intellectual Property

Our delivery technology is protected by a global intellectual property portfolio, including both issued patents and pending patent applications. This portfolio includes broad composition of matter, method of manufacture, and method of use claims. We also rely on trade secrets and contracts including nondisclosure provisions to protect know-how and non-patented proprietary information.

Patent applications are generally filed, at a minimum, in the United States, Canada, Europe, and Japan. In addition, further filings are pursued in additional countries, as considered appropriate for particular cases.

Pending applications covering TKM-ApoB and TKM-PLK1 product candidates, if issued as patents, would have expiry dates of 2026 to 2027. In the United States, patents issued or filed before June 8, 1995 have an expiry date of 17 years from issue date or 20 years from the earliest filing date, whichever is greater. Patents filed on or after June 8, 1995 have an expiry date 20 years from the earliest filing date. In the United States, patent term extensions may also be possible to recapture part of the time required for regulatory review of marketing applications by the FDA. In other countries patent expiry and/or patent term extensions will be determined based on the prevailing law. In most countries patent expiry is 20 years from the earliest filing date.

Patent applications that we’ve filed with the United States Patent and Trademark Office have not, to date, been the subject of interferences with the exception of one interference from an Alnylam patent filing – see “Litigation”. We have filed many patent applications with the European Patent Office that have been granted. In Europe, upon grant, a period of nine months is allowed for notification of opposition to such granted patents. If our patents are subjected to interference or opposition proceedings we would incur significant costs to defend them. Further, our failure to prevail in any such proceedings could limit the patent protection available to our RNAi platform, including TKM-ApoB, TKM-PLK1 and TKM-Ebola. Our portfolio includes over 140 active cases, with about 35 issued/granted patents and allowed patent applications.

On March 16, 2011 we announced that we have filed a lawsuit against Alnylam for various actions that we contest have damaged our intellectual property – see “Litigation”.

Other Corporate Developments

Purchase and settlement of the exchangeable and development notes (the “Notes”)

On June 20, 2006, we signed a purchase and settlement agreement (the “Purchase and Settlement Agreement”) with the holders of certain exchangeable and development notes (the “Former Noteholders”). The Purchase and Settlement Agreement retired the exchangeable and development notes in exchange for US$2.5 million in cash, 1,118,568 Talon shares received upon licensing our chemotherapy products to Talon and certain contingent consideration. Subsequent to the Purchase and Settlement Agreement, amounts owing to the Former Noteholders became contingent obligations.

On May 27, 2009, our license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time. Concurrent with signing the second amendment of the license agreement with Talon we signed a Waiver and Release with contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22.8 million. As per the terms of the Waiver and Release we paid the Former Noteholders $5.9 million (US$5.75 million) in full settlement of the contingent obligation. We have no further obligation to the Former Noteholders and we will retain any future milestones or royalties received from Talon.

Environmental Protection

We seek to comply with all applicable statutory and administrative requirements concerning environmental protection. It is not anticipated that expenditures for environmental protection will have a material adverse effect on our capital expenditures, earnings or competitive position.

Human Resources

As of February 28, 2011, Tekmira employed or retained 92 persons, of which 38 hold advanced degrees in science or business, including 17 who hold Ph.D. degrees. Of the combined total work force, 82 employees are expected to be engaged in or directly support research and development activities, and 10 are expected to be engaged in corporate support activities including business development, finance and administrative activities. See “Directors and Management” for further information on human resources.

Risk factors

In addition to the other information contained in this Annual Information Form, the following factors should be considered in evaluating our business and prospects.

Risks Related to Being an Early Stage Company

We are in the early stages of our development and because we have a short development history with RNAi, there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build and maintain a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•	manage our spending as our expenses are expected to increase due to clinical trials, regulatory approvals, commercialization and our recently launched lawsuit against Alnylam.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop products, raise capital, expand our business or continue our operations.

The approach we are taking to discover and develop novel drug products is unproven and may never lead to marketable drug products.

We intend to concentrate our internal research and development efforts in the future on RNAi technology, and our future success depends in part on the successful development of RNAi technology and products based on RNAi technology. While RNAi technology is based on a naturally occurring process that takes place inside cells, which can suppress the production of specific proteins, and has the potential to generate therapeutic drugs that take advantage of that process, neither we nor any other company has received regulatory approval to market a therapeutic product based on RNAi technology. The scientific discoveries that form the basis for our efforts to discover and develop new products are relatively new. While there are a number of RNAi therapeutics in development, very few product candidates based on these discoveries have ever been tested in humans and there can be no assurance that any RNAi therapeutic product will be approved for commercial use.

Further, our focus solely on RNAi technology for developing products, as opposed to multiple, more proven technologies for product development, increases our risks. If we are not successful in developing a product candidate using RNAi technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Risks Related to Our Financial Results and Need for Financing

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our research, development and commercialization processes and may need to undertake a restructuring.

At December 31, 2010 we had $7.6 million in working capital and $11.8 million in working capital excluding deferred revenue. We believe that our current funds on hand plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into 2012. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	legal costs incurred in connection with our lawsuit against Alnylam;

•	revenues earned from our collaborative partnerships, particularly Alnylam;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms, or at all.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

We have incurred losses in nearly every year since our inception and we anticipate that we will not achieve sustained profits for the foreseeable future. To date, we have had no product revenues.

With the exception of the year ended December 31, 2006, we have incurred losses since inception and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to December 31, 2010, we have an accumulated net deficit of $248.9 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

Risks Related to Our Dependence on Third Parties

We expect to depend on our existing and new collaborators for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these collaborations are unsuccessful, our business could be adversely affected.

We expect that we will depend in part on our Alnylam collaboration to fund our operations, especially in the near term. This collaboration represented 29% of our operating revenue for the fiscal year 2010. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may be unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful.

Should any collaborative partner fail to develop or ultimately successfully commercialize any of the products to which it has obtained rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. In particular, there is now a risk that our collaboration with Alnylam could be adversely affected, following our initiation of a lawsuit against Alnylam. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We expect the U.S. Government to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the U.S. Government could cancel this funding at any time.

The contract we signed with the U.S. Government on July 14, 2010 is for funding of up to US$34.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial. The U.S. Government may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval.

This is our first U.S. Government contract of any notable size. Our lack of experience in dealing with the U.S. Government brings uncertainty into our cash flow projections and uncertainty into our ability to execute the contract within U.S. Government requirements. Furthermore, there is inherent risk in projecting cash flows years ahead for such a complex program.

The quantum and timing of funding for the TKM-Ebola program may not be what we have projected and under the terms of the contract the U.S. Government could cancel this funding, which is paid through monthly reimbursements, at any time.

We rely on third parties to conduct our clinical trials, and if they fail to fulfill their obligations, our development plans may be adversely affected.

We rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services, including site selection, enrolment, monitoring and data management services. Although we depend heavily on these parties, we do not control them and therefore, we cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us on a timely and satisfactory basis or if the quality or accuracy of our clinical trial data is compromised due to failure to adhere to our protocols or regulatory requirements, or if such third parties otherwise fail to meet deadlines, our development plans may be delayed or terminated.

We have no sales, marketing or distribution experience and would have to invest significant financial and management resources to establish these capabilities.

We have no sales, marketing or distribution experience. We currently expect to rely heavily on third parties to launch and market certain of our products, if approved. However, if we elect to develop internal sales, distribution and marketing capabilities, we will need to invest significant financial and management resources. For products where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

If we are unable to develop our own sales, marketing and distribution capabilities, we will not be able to successfully commercialize our products, if approved, without reliance on third parties.

We will rely on third-party manufacturers to manufacture our products (if approved) in commercial quantities, which could delay, prevent or increase the costs associated with the future commercialization of our products.

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates becomes a product approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for any an approved product in a timely or economic manner, if at all. If any manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

Manufacturers of our approved products, if any, must comply with cGMP requirements enforced by the FDA and Health Canada through facilities inspection programs. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, Health Canada, state, and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

Risks Related to Managing Our Operations

We are dependent on certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

We depend on our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Science Officer, Ian MacLachlan, Ph.D. Drs. Murray and MacLachlan both joined us in May 2008 concurrent with the closing the business combination between Tekmira and Protiva and were both founders of and occupied positions of senior leadership at Protiva. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and our ability to manage our operations and relationships with third parties would be adversely affected.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and pre-clinical testing into one that develops and commercializes products.

As product candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, clinical and medical capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems or controls.

We could face liability from our controlled use of hazardous and radioactive materials in our research and development processes.

We use certain radioactive materials, biological materials and chemicals, including organic solvents, acids and gases stored under pressure, in our research and development activities. Our use of radioactive materials is regulated by the Canadian Nuclear Safety Commission for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. Our use of biological materials and chemicals, including the use, manufacture, storage, handling and disposal of such materials and certain waste products is regulated by a number of federal, provincial and local laws and regulations. Although we believe that our safety procedures for handling such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

Our business and operations could suffer in the event of information technology system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Increased costs associated with corporate governance compliance may significantly affect our results of operations.

Compliance with the Sarbanes-Oxley Act of 2002 will require changes in some of our corporate governance and securities disclosure and compliance practices, and will require thorough documentation and evaluation of our internal control procedures. We expect this to increase our legal compliance and financial reporting costs. This could also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. In addition, this could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

Our current reporting on internal controls over financial reporting (ICFR), complies with Canadian public company requirements under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Under National Instrument 52-109 our certifying officers can use whatever means they consider appropriate to satisfy themselves that disclosure of material weaknesses and changes in ICFR are appropriately disclosed in our Management’s Discussion and Analysis. To date, we have not reported any material weaknesses or changes in our ICFR. Under the U.S. Securities Exchange Commission rules that apply to us since listing on NASDAQ, if our market capitalization, excluding affiliated stockholders, at June 30 of any fiscal year is greater than US$75 million then we will be required to obtain independent registered public accounting firm certification on the adequacy of our internal controls over financial reporting for that fiscal year, as required by Section 404 of the Sarbanes Oxley Act of 2002 (“SOX Section 404”). Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. As an early-stage company, our internal controls may be weaker than those of more established corporations.

We have not tested our internal controls over financial reporting in accordance with SOX Section 404. If we were unable to implement the appropriate controls and procedures required by SOX Section 404 in a timely manner or otherwise to comply with SOX Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal controls over financial reporting. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

The manufacture and sale of human therapeutic products are governed by a variety of statutes and regulations. There can be no assurance that our product candidates will obtain regulatory approval.

To obtain marketing approval, U.S. and Canadian laws require:

•	controlled research and human clinical testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, preclinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The product candidates we currently have under development will require significant development, preclinical and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that future product candidates will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the U.S. and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product candidate.

We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of any products, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators, may suspend or terminate clinical trials because the participating subjects or patients are being exposed to unacceptable health risks; and

•	our product candidates may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval of our product candidates by the regulatory authorities. The clinical trials of our product candidates may not be completed on schedule, and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a product candidate, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

It may take us longer than we are currently projecting to complete our clinical trials, and we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying or enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or if we experience delays in, any of our planned clinical trials, our ability to conduct business as currently planned could be harmed.

Even if we achieve regulatory approval, future regulatory reviews or inspections may result in the suspension or withdrawal of one or more of our products, closure of a facility or enforcement of substantial fines.

If regulatory approval to sell any of our product candidates is received, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacture and the manufacturers’ facilities to continual review and periodic inspection. If previously unknown problems with a product or manufacturing and laboratory facility are discovered or we fail to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on us. The agency may require the withdrawal of the product from the market, closure of the facility or enforcement of substantial fines.

Our ability to successfully commercialize human therapeutic products may depend in part on reimbursement for the cost of such products and related treatments from government health administration authorities, private health coverage insurers and other organizations.

Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and adequate third-party coverage may not be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. When we partner our product candidates we will typically be relying on that partner to obtain cost reimbursement from third parties for the product candidate.

Product candidates we develop, if approved for marketing, may be slow to achieve market acceptance or gain market acceptance at all.

The product candidates that we are trying to develop will compete with a number of drugs and therapies currently on the market, as well as products currently under development. The rate and degree of market acceptance of our products will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatments. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that we may develop.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health-care providers, pharmaceutical companies, or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials for expenses or losses, our insurance coverage is limited to US$10 million per occurrence, and US$10 million in the aggregate, and may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Risks Related to Patents, Licenses and Trade Secrets

Other companies or organizations may assert patent rights that prevent us from developing or commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutic products. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there will be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field.

In addition, there are many issued and pending patents that claim aspects of siRNA chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

Our patents and patent applications may be challenged and may be found to be invalid, which could adversely affect our business.

Certain Canadian, U.S. and international patents and patent applications we own are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged for the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Also, we face the following intellectual property risks:

•	some or all patent applications may not result in the issuance of a patent;

•	patents issued may not provide the holder with any competitive advantages;

•	patents could be challenged by third parties;

•	the patents of others, including Alnylam, could impede our ability to do business;

•	competitors may find ways to design around our patents; and

•	competitors could independently develop products which duplicate our products.

A number of industry competitors, including Alnylam, and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses is prohibited. In addition, we could incur substantial costs in defending patent infringement suits brought against us or in filing suits against others to have such patents declared invalid.

As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. If we were to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, this could result in substantial costs, even if the eventual outcome were favourable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, and, if these licenses were terminated or if we were unable to license additional technology we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include licenses to core siRNA patents held or applied for by Alnylam and certain lipid nanoparticle delivery technologies from the University of British Columbia (UBC). The Alnylam licenses are subject to termination if we were to challenge the validity of Alnylam patents licensed to us or otherwise applicable to products Alnylam may develop or commercialize under licenses from us, or in the event of a breach by us of the licenses or of certain of our other agreements with Alnylam, if we fail to cure the breach following notice and the passage of a cure period. The UBC license is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated, especially in light of our recently filed lawsuit against Alnylam. We may also need to acquire additional licenses in the future to technologies developed by others, including Alnylam. For example, our agreement with Alnylam allows us to develop products on our own, using specified intellectual property held by Alnylam, with respect to up to eight gene targets. We have selected three of these gene targets, ApoB, PLK1 and Ebola, for which our licenses from Alnylam are non-exclusive. We have rights to select the gene targets for up to two more non-exclusive licenses from Alnylam, and, in addition, for up to three licenses that will be on an exclusive basis. These additional five gene targets will be available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common shares to decline.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights, and we are or may become involved in various types of litigation that arise from time to time. Involvement in litigation could consume a substantial portion of our resources, regardless of the outcome of the litigation. Counterparties in litigation may be better able to sustain the costs of litigation because they have substantially greater resources. If claims against us are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial royalties in order to continue to manufacture or market the affected products. Involvement and continuation of involvement in litigation may result in significant and unsustainable expense, and divert management’s attention from ongoing business concerns and interfere with our normal operations. Litigation is also inherently uncertain with respect to the time and expenses associated therewith, and involves risks and uncertainties in the litigation process itself, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights and the costs associated with litigation, which could have a material adverse effect on our business, financial condition, and operating results and could cause the market value of our common shares to decline.

On March 16, 2011 we announced that we had filed a lawsuit against Alnylam. The final outcome of this litigation is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira. There may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all. Additionally, we could be subject to counterclaim or other actions in Alnylam’s defense strategy that may require us to respond or take action, which could require us to incur additional expense. Legal expenses and the outcome of the litigation with Alnylam are uncertain and may exceed current estimates, which may have a material adverse effect on our financial position and ongoing business strategy. See “Litigation” for more detail on the ligation with Alnylam.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Competition

The pharmaceutical market is intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to successfully commercialize any product candidates that we develop.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from products that have already been approved and accepted by the medical community for the treatment of the conditions for which we are currently developing products. We also expect to face competition from new products that enter the market. We believe a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop products. These products, or other of our competitors’ products, may be more effective, safer, less expensive or marketed and sold more effectively, than any products we develop.

We are aware of other companies developing drugs to treat high cholesterol, some with compounds at a later stage of development than our product candidate TKM-ApoB. There are several drugs currently approved for treatment of high cholesterol including the statins, such as Lipitor and Crestor, fibrates and bile acid sequestrant drugs. Many new agents are in development for the treatment of high cholesterol including an antisense drug targeting ApoB (mipomersen, ISIS 301012) which is being developed by Isis Pharmaceuticals, Inc. and Genzyme Corporation. Mipomersen has shown promising clinical activity in recently completed Phase 3 studies and according to Genzyme drug approval will be sought in 2011.

There are also a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including Boehringer Ingelheim. These agents may be competitive with our product candidate TKM-PLK1.

If we successfully develop product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the ease with which our products can be administered and the extent to which patients accept new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting and may target could make our product candidates noncompetitive, obsolete or uneconomical.

We face competition from other companies that are working to develop novel products using technology similar to ours. If these companies develop products more rapidly than we do or their technologies,

including delivery technologies, are more effective than ours, then our ability to successfully commercialize products will be adversely affected.

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies that are working in the field of RNAi, including major pharmaceutical companies such as Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Calando Pharmaceuticals Inc., Marina Biotech, Inc., RXi Pharmaceuticals Corporation, Dicerna Pharmaceuticals, Inc. and Opko Health, Inc. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis Pharmaceuticals, Inc. is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to the relevant cell and tissue types. Our competitors may develop safer and more effective means to deliver siRNAs to the relevant cell and tissue types than our existing lipid nanoparticle delivery technology, and our ability to successfully commercialize our products would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop alternative means of delivering siRNAs into the relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

Risks Related to the ownership of our stock

If our stock price fluctuates, our investors could incur substantial losses.

The market price of our common shares may fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common shares, which could cause our investors to incur substantial losses.

We are incorporated in Canada and all of our assets, the majority of our officers and a significant number of our directors reside outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against us or some of our directors or officers.

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.

While we have appointed National Registered Agents, Inc. as our agent for service of process to effect service of process within the United States upon us, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to whether original action could be brought in Canada against us or our directors or officers based solely upon U.S. federal or state securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal or state securities laws.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as defined under U.S. securities laws. As a result, even though we are subject to the informational requirements of the Exchange Act, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic U.S. issuers are subject to, including, the annual report on Form 10-K, quarterly report on Form 10-Q, current reports on Form 8-K upon the occurrence of certain material events and the proxy rules under Section 14 of the Exchange Act. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act will not be applicable to us, therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our common shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under the Exchange Act by filing the more limited version of the annual report for foreign private issuers on Form 20-F and current reports on Form 6-K with the SEC, which contains information disclosed in response to the informational requirements of the securities commissions in all provinces of Canada.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States, unless we satisfy all of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use certain foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

We believe we were classified as a passive foreign investment company for United States tax purposes for the fiscal year ended December 31, 2008 and for certain prior years. This may have adverse tax consequences for U.S. holders of our shares.

For the fiscal year ended December 31, 2008 and certain prior years we believe we were classified for United States income tax purposes as a passive foreign investment company (“PFIC”). We do not believe we are classified as a PFIC for the fiscal years ended December 31, 2009 and December 31, 2010. We could be classified as a PFIC in future fiscal years. If you are a U.S. holder of our shares and you purchased your shares in 2008 or certain prior years then any dividends we pay you may be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our common shares, any capital gain may be taxed as ordinary income and not at preferential capital gains rates. The U.S. federal income tax consequences to a U.S. holder on the acquisition, ownership and disposition of common shares will also depend on whether such U.S. holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the U.S. internal revenue code or a mark-to-market election under Section 1296 of the U.S. internal revenue code.

Our articles and certain Canadian laws could delay or deter a change of control.

Our preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles allow our board, without shareholder approval, to determine the special rights to be attached to our preferred shares, and such rights may be superior to those of our common shares.

In addition, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act in Canada. This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The exercise of all or any number of outstanding stock options, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your common shares.

We have in the past and may in the future grant to some or all of our directors, officers and employees options to purchase our common shares and other stock-based awards as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or a decision to acquire other businesses through the sale of equity securities, may dilute our investors’ interests, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our common shares or a change in control.

We do not expect to pay dividends for the foreseeable future.

We have not paid any dividends to date and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings, if any, in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our common shares.

The value of our securities, including our common shares, might be affected by matters not related to our operating performance and could subject us to securities litigation.

The value of our common shares may be reduced for a number of reasons, many of which are outside our control:

•	developments in our lawsuit against Alnylam;

•	general economic and political conditions in Canada, the United States and globally;

•	governmental regulation of the health care and pharmaceutical industries;

•	failure to achieve desired drug discovery outcomes by us or our collaborators;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, drug targets and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the health care and pharmaceutical industries;

•	limited trading volume of our common shares;

•	announcements relating to our business or the businesses of our competitors; and

•	our ability or inability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. There can be no assurance that we will not become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources.

SHARE CAPITAL

On November 2, 2010 we completed a 5 -to- 1 consolidation of our Common Shares. Each 5 Common Shares were consolidated to represent 1 Common Share as of such date with fractional shares rounded down to the nearest whole share. Issued and outstanding stock options were consolidated on a 5 -to- 1 basis and exercise prices were adjusted to give effect to the consolidation. All Common Share, Common Share price, stock option, per share and exercise price data set forth in this prospectus have been adjusted to give retroactive effect to our 5 -to- 1 share consolidation. For the purpose of giving retroactive effect to the proposed Common Share Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional dollar information to the nearest whole number with fractions of 0.5 or greater rounded up and fractions less than 0.5 rounded down. Actual amounts may differ.

Our authorized share capital consists of an unlimited number of Common shares without par value, of which 10,338,703 were issued and outstanding as at February 28, 2011, and an unlimited number of Preferred shares without par value of which none were issued and outstanding as at February 28, 2011. In addition, we have outstanding certain incentive options to purchase Common shares as noted below.

Common Shares

The holders of our Common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preferred shares. Our Common shares carry no pre-emptive or conversion rights, but, except for certain contractual pre-emptive rights that have been granted to Alnylam and Roche.

Preferred Shares

The Preferred shares of Tekmira may be issued from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by the directors of Tekmira. The Tekmira Preferred shares are entitled to priority over the Common shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or a winding-up. The holders of Preferred shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the directors of Tekmira.

As at February 28, 2011, Tekmira had no Preferred shares issued or outstanding.

Share Options

Under Tekmira’s stock option plan (the “Plan”) the Board of Directors may grant options to employees and directors. The exercise price of the options is determined by the Board of Directors but will be at least equal to the closing market price of the Common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted are also subject to certain vesting provisions, but generally vest over three years for employees and immediately for directors.

On May 12, 2009, the shareholders of the Company approved an increase to the number of shares reserved for issuance under the Company’s 1996 Stock Option Plan of 266,200, thereby increasing the maximum common shares available under the plan to 1,369,255 of which 211,213 common shares remain available for future allocation as at February 28, 2011.

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 350,457 common shares for issue on the exercise of Protiva share options (“Protiva Options”). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s stock option Plan and the Company is not permitted to grant any further Protiva Options. As at February 28, 2011, 3,805 common shares had been issued following the exercise of Protiva options.

Though a majority of the options may be allocated for issue to insiders, the Plan restricts the aggregate limit that may be issued to insiders to 10% and to one insider to 5%, of the issued and outstanding Common shares as at the time of grant.

MARKET FOR SECURITIES

On November 15, 2010, our common shares began to trade on the NASDAQ Capital Market under the symbol “TKMR”. This listing is in addition to our listing on the Toronto Stock Exchange under the symbol “TKM”. We believe a U.S. listing broadens our exposure to leading North American health care investors and many of our collaborators and partners are listed in the United States.

The following table sets forth the reported high and low prices and the average volume of trading of our common shares on the TSX for the months shown. The figures provided are after adjusting for a 5 –to- 1 share consolidation of Tekmira’s shares that occurred on November 2, 2010. See “Explanatory Note Related to Share Consolidation”:

Month	High	Low	Average Volume
January, 2010	$4.80	$3.55	15,460
February, 2010	$4.05	$3.45	6,320
March, 2010	$4.70	$3.45	9,820
April, 2010	$4.80	$4.30	8,260
May, 2010	$7.25	$4.50	28,260
June, 2010	$9.20	$5.50	24,240
July, 2010	$9.75	$6.25	32,340
August, 2010	$8.75	$7.30	8,520
September, 2010	$8.50	$6.30	9,560
October, 2010	$6.90	$5.80	12,356
November, 2010	$8.75	$5.60	11,700
December, 2010	$5.26	$4.39	7,300
January, 2011	$7.64	$4.50	14,100
February, 2011	$6.15	$4.80	8,900

The following table sets forth the reported high and low prices in US dollars and the average volume of trading of our common shares on the NASDAQ for the months shown:

Month	High	Low	Average Volume
November, 2010	$8.74	$5.60	12,400
December, 2010	$6.25	$4.48	9,500
January, 2011	$7.94	$4.50	30,300
February, 2011	$6.26	$4.50	16,900

DIVIDEND RECORD AND POLICY

We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of the board of directors to retain all earnings to finance our business plan.

DIRECTORS AND OFFICERS

Directors

The following table sets out the name, position with the Company, municipality of residence, principal occupation for the past five years and period of time served as a director of each of our directors as at February 28, 2011. A biography of each director follows under “Biographies of Directors and Executive Officers”. The term of office of each director will expire at the conclusion of our annual meeting.

Nominee Name, Position with the Company and Residency (1)	Principal Occupation for the Past Five Years	Period as a Director of the Company

MICHAEL J. ABRAMS(3) Director Washington, U.S.A	Since November 2009, President and CEO of Inimex Pharmaceuticals; since 2008 Chairman of Indel Therapeutics Inc.; President, Chief Executive Officer and director of AnorMED Inc. until May, 2006; director of Migenix Inc. until August 2008; Director for the Centre for Drug Research and Development; Adjunct Professor at the University of British Columbia	Since May 30, 2008

ARTHUR M. BRUSKIN, PH.D(4) Director New York, U.S.A.	Since 2006 independent consultant; from 2009 to 2010 part-time Chief Scientific Officer at America Stem Cell, Inc.; from 2006 to 2008 Chief Operating Officer of Eutropics Pharmaceuticals Inc.; from 2005 to 2006 Chief Scientific Officer of Interpath Pharmaceuticals Inc.	Since May 1, 2008

KEN GALBRAITH(2),(4) Director British Columbia, Canada	Since 2007 General Partner at Ventures West; in 2006 Chairman and Interim CEO of AnorMED Inc.; from 2001 to 2006 independent consultant.	Since January 28, 2010

DON JEWELL(2) Director British Columbia, Canada	Managing Partner, RIO Industrial (financial management services)	Since May 30, 2008

FRANK KARBE(2) Director California, U.S.A.	Since 2004 Chief Financial Officer of Exelixis, Inc.	Since January 28, 2010

DANIEL KISNER(3),(4) Director and Board Chair California, U.S.A.	Since 2011 independent consultant; from 2003 to 2010 Venture Partner at Aberdare Ventures.	Since January 28, 2010

R. IAN LENNOX(3),(5) Director Florida, U.S.A.	Since 2006 Executive Chairman of Ricerca Biosciences, LLC and also Chief Executive Officer since 2008; since 2004 independent consultant and director of a number of biotechnology companies.	Since May 30, 2008

Nominee Name, Position with the Company and Residency (1)	Principal Occupation for the Past Five Years	Period as a Director of the Company

MARK J. MURRAY President, Chief Executive Officer and Director Washington, U.S.A.	Since May, 2008, President, Chief Executive Officer and Director; since 2000, President and Chief Executive Officer of Protiva Biotherapeutics Inc.	Since May 30, 2008

(1)	The information as to municipality of residence, principal occupation, business or employment of, and shares beneficially owned or, controlled by, a director is not within the knowledge of management of the Company and has been furnished by the director.
(2)	Member of the Audit Committee.
(3)	Member of the Executive Compensation and Human Resources Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Mr. Ian Lennox entered into a settlement agreement with the Ontario Securities Commission, or OSC, in March 2006 with regard to his purchase in the market of 25,000 shares of Labopharm Inc. while he was a director of Labopharm. The purchase was made outside a Labopharm imposed blackout period and Mr. Lennox properly filed all insider trading reports. Subsequent to the share purchase, Labopharm entered into a licensing agreement. The possibility of entering into such agreement had been discussed with the Labopharm board before Mr. Lennox made his share purchases. Mr. Lennox initiated contact with the OSC on the matter and cooperated fully with OSC staff.

Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management. The Board approves plans as well as major transactions such as strategic alliances, acquisitions and financings.

The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses by management. At Board meetings the directors are given an opportunity to meet privately without the presence of Dr. Murray, a management director. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. During 2010, the Board met formally nine times. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings.

Certain of the directors are employed by or affiliated with organizations which have entered into research agreements with Tekmira. As disputes may arise between these organizations and Tekmira, or certain of these organizations may undertake or have undertaken research with competitors of Tekmira, there exists the possibility for such persons to be in a position of conflict. However, these persons have a duty to deal fairly and in good faith with Tekmira and such other organizations in making any decision or recommendation involving Tekmira. In addition, as applicable, such directors, officers and advisory board members will refrain from voting on any matter in which they have a conflict of interest.

Audit Committee

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities. The committee is also responsible for approving the policies under which the financial officers of the Company may invest the funds in excess of those required for current operations. In 2010, the Audit Committee charter was revised to reflect our upcoming listing on the NASDAQ. In its August 11, 2010 meeting, the Board of Directors approved the revised Audit Committee charter. The charter, in its most recently approved form, is attached as an appendix to this Annual Information Form.

The committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company’s auditors. See “Pre-Approval Policies and Procedures of Non-Audit Services”.

The committee is currently composed of Messrs. Jewell, Galbraith and Karbe (the committee chairman), none of whom are current or former executive officers of the Company. All three members of the Audit Committee are independent and financially literate, based on either their training as a professional accountant or experience as a chief executive officer or chief financial officer. See “Biographies of Directors and Executive Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Pre-Approval Policies and Procedures of Non-Audit Services

The Company has complied with the Canadian Institute of Chartered Accountants’ Rules of Professional Conduct on auditor independence (the Rules) by adopting pre-approval policies and procedures for non-audit services to be provided by the Company’s auditors, KPMG LLP (KPMG). As they relate to public companies these Rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003. They include prohibitions or restrictions on services that may be provided to audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.

The Rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors’ independence (“Prohibited Services”): bookkeeping or other services related to the audit client’s accounting records or financial statements; financial information systems design and implementation; appraisal or valuation services for financial reporting purposes; actuarial services for items recorded in the financial statements; internal audit outsourcing services; management functions; human resources; certain corporate finance and other services; legal services; certain expert services unrelated to the audit.

The Rules provide further details as to the specific nature of services within these categories that are prohibited. The Company and its subsidiaries will not engage KPMG to carry out any Prohibited Service. For services that are not prohibited the following pre-approval policies will apply:

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The Audit Committee will pre-approve all audit services provided by KPMG through their recommendation of KPMG as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of KPMG’s annual audit plan.

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Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis as described below. The Audit Committee will be informed quarterly of the services on the pre-approved list for which the auditor has been engaged.

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All requests to engage KPMG for other services will be addressed on a case-by-case specific engagement basis. The Company employee making the request is to submit the request for service to the Company’s Executive Vice President, Finance. The request for service should include a description of the service, the estimated fee, a statement that the service is not a Prohibited Service and the reason KPMG is being engaged.

For services where the aggregate fees are estimated to be less than or equal to $20,000, recommendations, in respect of each engagement, will be submitted by Executive Vice President, Finance, the official responsible for coordinating services with KPMG to the chairman of the Audit Committee for consideration and approval. The full Audit Committee will subsequently be informed of the service, at its next meeting. The engagement may commence upon approval of the chairman of the Audit Committee. For services where the aggregate fees are estimated to be greater than $20,000, recommendations, in respect of each engagement, will be submitted by the Company’s Executive Vice President, Finance to the full Audit Committee for consideration and approval, generally at its next meeting. The engagement may commence upon approval of the Committee.

External Auditor Service Fees

The aggregate fees billed for professional services rendered by KPMG for the years ended December 31, 2010 and December 31, 2009 are as follows:

	December 31, 2010	December 31, 2009

Audit Fees(1)	$288,600	$130,848

Tax Fees(2)	$53,941	$66,755

Total fees	$342,541	$197,603

(1)	Quarterly reviews, audit of March 31, 2010 consolidated financial statements including U.S. GAAP reconciliation and disclosure, review of SEC listing documents, review of prospectus, consultations on the accounting or disclosure treatment of transactions reflected in the financial statements.
(2)	Tax compliance and tax planning.

Executive Officers

As at February 28, 2011, the Company has five executive officers. The following table includes name and municipality of residence of each of our executive officers, the offices held and each officer’s principal occupation. A biography of each executive officer, which includes a five year history of employment, follows under “Biographies of Directors and Executive Officers”.

Name and Municipality of Residence	Position	Principal Occupation

MARK J. MURRAY, PH.D. Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director	Executive of the Company

IAN C. MORTIMER, M.B.A. North Vancouver, BC, Canada	Executive Vice President, Finance and Chief Financial Officer	Executive of the Company

IAN MACLACHLAN, PH.D. Mission, BC, Canada	Executive Vice President and Chief Scientific Officer	Executive of the Company

PETER LUTWYCHE, PH.D. Vancouver, BC, Canada	Senior Vice President, Pharmaceutical Development	Executive of the Company

PAUL A. BRENNAN, Vancouver, BC, Canada	Senior Vice President, Business Development	Executive of the Company

Biographies of Directors and Executive Officers

The following are brief biographies of our directors and executive officers.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray joined Tekmira in May 2008 concurrent with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in the summer of 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the University of Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner is currently an independent consultant. From 2003 until December 2010, Dr. Kisner was a Venture Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as CEO and a director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development and viDA Therapeutics Inc. and Chairman for Indel Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO. He is also an Adjunct Professor at the University of British Columbia.

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruksin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruksin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s preclinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Ken Galbraith, C.A., Director. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of Nasdaq-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald Jewell, C.A., Director. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a Nasdaq-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom-Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

R. Ian Lennox, M.B.A., Director. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc. (“MDS”), first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ Stock Exchange company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U.S., Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

Ian C. Mortimer, M.B.A., Executive Vice President, Finance and Chief Financial Officer. Mr. Mortimer became the Chief Financial Officer of Tekmira after its spin-out from Inex Pharmaceuticals Corporation in 2007 and has responsibilities for Finance, Investor Relations, Human Resources and Information Technology. From 2004 to 2007, Mr. Mortimer was Chief Financial Officer of Inex. From 1997 to 2004, Mr. Mortimer held positions of increasing responsibility at Inex including leading Inex’s investor relations efforts and evaluation of product in-licensing opportunities. He has a B.Sc. in Microbiology from the University of British Columbia, an M.B.A. from Queen’s University and is a Certified Management Accountant.

Ian MacLachlan, Ph.D., Executive Vice President, Chief Scientific Officer. Dr. MacLachlan joined Tekmira in 2008 concurrent with the closing of the business combination between Tekmira and Protiva. Dr. MacLachlan was a founder of Protiva in 2000 and led Protiva’s R&D program since the company’s inception. A graduate of the University of Alberta, where he received both his B.Sc. and Ph.D. in Biochemistry, Dr. MacLachlan spent two years at the Vienna Bio-Center where some of the first experiments in systemic gene delivery were performed. Following this, Dr. MacLachlan conducted postdoctoral research at the Howard Hughes Medical Institute at the University of Michigan in the laboratory of Dr. Gary Nabel, a pioneer in the development of DNA-based therapeutics. Active in molecular therapeutics for more than a decade, he joined Protiva after five years leading the development of the gene transfer technology at Inex Pharmaceuticals. Dr. MacLachlan has been an invited speaker on nucleic acid delivery at the National Institutes of Health, the National Cancer Institute, numerous academic institutions and most major scientific meetings dealing with molecular therapy. He is a member of the New York Academy of Sciences, the Oligonucleotide Therapeutics Society and the American Society of Gene Therapy and serves on the Editorial Board of the journals Molecular Therapy and Oligonucleotides.

Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development. Dr. Lutwyche joined Tekmira after the completion of the business combination between Tekmira and Protiva. Dr. Lutwyche joined Protiva in February 2008. His responsibilities at Tekmira include manufacturing, process development and quality control for all Tekmira product candidates as well as supporting Tekmira’s collaborative partners as they advance products that utilize Tekmira’s technology. Dr. Lutwyche joined Protiva from QLT Inc., where he was employed for ten years, most recently as Director, Pharmaceutical Development. During his tenure at QLT, Dr. Lutwyche contributed to the development and commercialization of Visudyne as well as leading manufacturing and chemistry efforts for numerous preclinical and clinical stage products. Prior to QLT, he was a research scientist at Inex Pharmaceuticals Corporation working with lipid-based formulations of nucleic acids and antibiotics. Dr. Lutwyche holds a Ph.D. in Chemistry from the University of British Columbia.

Paul A. Brennan, Senior Vice President, Business Development. Mr. Brennan joined Tekmira in September 2010. Mr. Brennan has over 20 years of experience working for pharmaceutical and biotechnology companies in general management, business development, marketing and regulatory affairs. Prior to joining Tekmira, Mr. Brennan was a principal at Pacific BioPartners, a consulting company focused on supporting biotechnology companies with general management and business development expertise. Prior to that he served as CEO of Altair Therapeutics, an emerging biopharmaceutical company based in San Diego, which focused on developing inhaled oligonucleotides for respiratory diseases. Prior to Altair, Mr. Brennan was Senior Vice President, Business Development at Aspreva Pharmaceuticals and was involved in the sale of Aspreva to Vifor Pharma for $915 million. Prior to Aspreva, Mr. Brennan was at AnorMED where he held a number of roles including Acting President during which time he was involved in the sale of AnorMED to Genzyme for $580 million. Mr. Brennan has also held senior positions in business development and regulatory affairs at AstraZeneca, where he worked in Sweden, the United Kingdom and Canada. Mr. Brennan has a MSc and BSc from Queen’s University in Kingston, Ontario.

Shareholdings of Directors and Executive Officers

As at February 28, 2011, the directors and executive officers of the Company, as a group, owned or exercised control or direction over an aggregate of 518,017 Common shares (1,251,147 on a fully diluted basis), representing 5.0% (10.4% fully diluted) of the issued and outstanding Common shares of the Company.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia.

LITIGATION

On March 16, 2011, we announced the filing of a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests.

A full copy of the legal complaint can be accessed through the our website at www.tekmirapharm.com. In summary, the complaint states that Alnylam has harmed Tekmira and its shareholders by:

•	misappropriating confidential information, including trade secrets and other commercially valuable information from Tekmira;

•	disclosing our step-by-step LNP formulation manufacturing instructions to at least one third-party collaborator;

•	incorporating our confidential information into Alnylam’s patent filings and claiming ownership in direct violation of a licensing agreement between the two companies;

•	willfully and knowingly misusing our confidential information for Alnylam’s own enrichment; and,

•	engaging in other unfairly competitive, deceptive and misleading actions in their public disclosures such as claiming our technology as their own.

The damages that we will be seeking are substantial. Damages will be subject to what we learn in discovery in prosecuting this case, but even at this early stage, we believe that we are entitled to very significant damages by reason of Alnylam’s illegal conduct as alleged in the complaint.

MATERIAL CONTRACTS

The following contracts were entered into other than in the ordinary course of business, are material to the Company and were entered into in the most recent financial year or prior to the most recently completed financial year but remain in effect:

•	The licensing agreement with Aradigm described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations”

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The licensing agreement with Talon described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations – Legacy Agreements – Talon Biosciences, Inc. license agreement”

•	The License and Collaboration Agreement and Cross-License with Alnylam described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations”

•	The licensing agreement with Merck described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations”

•	The Manufacturing Agreement with Alnylam described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations”

•	The Product Selection and IND Enabling Agreement with Roche described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations”

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A first amendment to our licensing agreement with Talon described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations – Legacy Agreements – Talon Biosciences, Inc. license agreement”

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The contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection described under “Our Business – Technology, product development and licensing agreements – TKM - Ebola”

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A second amendment to our licensing agreement with Talon described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations – Legacy Agreements – Talon Biosciences, Inc. license agreement”

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A waiver and release agreement with certain of our contingent creditors described under “Our Business – Technology, product development and licensing agreements – Partnerships and Collaborations – Legacy Agreements – Talon Biosciences, Inc. license agreement”

The interests of directors and officers of Tekmira in the May 30, 2008 acquisition of Protiva are described in the Company’s Management Information Circular dated May 1, 2008 and filed at www.sedar.com.

INTERESTS OF EXPERTS

Our consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 have been audited by KPMG LLP, Chartered Accountants, our external auditors. KPMG LLP has confirmed to us that it is independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

ADDITIONAL INFORMATION

Additional information relating to our Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and shares authorized for issuance under compensation plans will be contained in our Information Circular for the annual meeting of shareholders to be held later in the year. Additional financial information is provided in our audited comparative financial statements, and related management’s discussion and analysis, as at and for the year ended December 31, 2010.

Copies of this Annual Information Form and the documents incorporated by reference therein, the comparative financial statements of the Company (including the auditors’ report by the Company’s auditors, KPMG) for the year ended December 31, 2010, each interim financial statement issued after December 31, 2009, the Information Circular and the Annual Report may be obtained upon request from our Chief Financial Officer, 100 – 8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8.

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

I.	PURPOSE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Tekmira Pharmaceuticals Corporation (the “Company”) shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to: (i) the Company’s corporate accounting, financial reporting practices and audits of financial statements, (ii) the Company’s systems of internal accounting and financial controls; (iii) the quality and integrity of the Company’s financial statements and reports; and (iv) the qualifications, independence and performance of any firm or firms of certified public accountants or independent chartered accountants engaged as the Company’s independent outside auditors (the “Auditors”).

II.	COMPOSITION AND MEETINGS

A. Composition. The Committee shall consist of at least three members of the Board, all of whom shall be non-executive directors of the Company and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgement as a member of the Committee. Each member shall meet the independence and financial literacy and experience requirements of the Nasdaq Global Market or similar requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, including the Toronto Stock Exchange, the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and the rules and regulations of the Canadian provincial and federal securities regulatory authorities, in all cases as may be modified or supplemented (collectively, the “Rules”), subject to any exceptions or exemptions permitted by the Rules. Each member shall meet such other qualifications for membership on an audit committee as are established from time to time by the Rules. At least one member shall, unless the Board determines otherwise, be an audit committee financial expert as defined by the rules of the Nasdaq Global Market. The members of the Committee shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board. The Committee’s Chair shall be designated by the Board, or if it does not do so, the Committee members shall elect a Chair by vote of a majority of the full Committee.

B. Meetings. The Committee will hold at least four regular meetings per year and additional meetings as the Committee deems appropriate. Meetings will be conducted, in whole or in part, without the presence of members of management. Meetings may be called by the Chair of the Committee or the Chair of the Board. Meetings may also be convened at the request of the Auditors where, as determined by the Auditors, certain matters should be brought to the attention of the Committee, the Board or the Company’s shareholders.

III.	MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chair of the Committee will report to the Board from time to time, or whenever so requested by the Board.

IV.	AUTHORITY

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder.

The Committee shall have authority to retain, and set and pay the compensation for, at the Company’s expense, advice and assistance from internal and external legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Company shall make available to the Committee all funding necessary for the Committee to carry out its duties, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; and (ii) compensation to any advisors employed by the Committee. The Committee shall recommend to the Board for its approval expenditures for external resources that are expected to be material and outside the ordinary course of the Committee’s practices.

The Committee shall have authority to require that any of the Company’s personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

V.	RESPONSIBILITIES

The operation of the Committee shall be subject to and in compliance with the provisions of the articles of the Company and the Rules, each as in effect from time to time, subject to any permitted exceptions or exemptions thereunder. Any action by the Board with respect to any of the matters set forth below shall not be deemed to limit or restrict the authority of the Committee to act under this Charter, unless the Board specifically limits such authority.

The Auditors shall report directly to the Committee. The Committee shall oversee the Company’s financial reporting process on behalf of the Board.

To implement the Committee’s purpose, the Committee shall, to the extent the Committee deems necessary or appropriate, be charged with the following duties and responsibilities. The Committee may supplement and, except as otherwise required by the Rules, deviate from these activities as appropriate under the circumstances:

1. Oversight, Evaluation and Recommendation to the Board. The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company. The Committee shall evaluate the performance of the Auditors, assess their qualifications (including their internal quality-control procedures and any material issues raised by the Auditor’s most recent internal quality-control or peer review or any investigations by regulatory authorities) and recommend to the Board: (a) the Auditors to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; (b) replacement of the Auditors, if necessary, as so determined by the Committee; and (c) the compensation of the Auditor.

2. Approval of Audit Engagements. Subject to applicable corporate law as to the appointment formalities of the Company’s Auditors, the Committee shall determine and approve engagements of the Auditors, prior to commencement of such engagement, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, and the compensation to be paid to the Auditors, which approval may be pursuant to pre-approval policies and procedures, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

3. Approval of Non-Audit Services. The Committee shall determine and approve engagements of the Auditors, prior to commencement of such engagement (unless in compliance with exceptions or exemptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefore, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with the Rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

4. Audit Partner Rotation. The Committee shall monitor the rotation of the partners of the Auditors on the Company’s audit engagement team as required by applicable laws and rules.

5. Hiring Practices. The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditors. The Committee shall ensure that no individual who is, or in the past 12 months has been, affiliated with or employed by a present or former Auditor or an affiliate, is hired by the Company as a senior officer until at least 12 months after the end of either the affiliation or the auditing relationship.

6. Auditor Conflicts. At least annually, the Committee shall receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, shall consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors’ objectivity and independence, and shall assess and otherwise take appropriate action to oversee the independence of the Auditors.

7. Audited Financial Statement Review. The Committee shall review, upon completion of the audit, the Company’s financial statements, including the related notes and the management’s discussion and analysis of financial condition and results of operations, prior to the same being publicly disclosed, and shall recommend whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board and whether the financial statements should be included in the Company’s annual report.

8. Annual Audit Results. The Committee shall discuss with management and the Auditors the results of the annual audit, including the Auditors’ assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under promulgated auditing standards.

9. Quarterly Results. The Committee shall discuss with management and the Auditors the results of the Auditors’ review of the Company’s quarterly financial statements, including the related notes and the management’s discussion and analysis of financial condition and results of operations prior to the same being filed with applicable regulatory authorities, any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under promulgated auditing standards and shall recommend whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board.

10. Annual and Interim Financial Press Releases. The Committee shall review with management annual and interim financial press releases before the Company publicly discloses this information.

11. Financial Information Extracted From Financial Statements. The Committee shall ensure that adequate procedures are in place for review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (for clarity, financial information other than the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations referred to in Section 7 and annual and interim earnings press releases referred to in Section 10) and the Committee shall periodically assess the adequacy of those procedures.

12. Accounting Principles and Policies. The Committee shall review with management and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under GAAP related to material items discussed with management and any other significant reporting issues and judgments.

13. Management Cooperation with Audit. The Committee shall review with the Auditors any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management’s response, if any.

14. Management Letters. The Committee shall review with the Auditors and, if appropriate, management, any management or internal control letters issued or, to the extent practicable, proposed to be issued by the Auditors and management’s response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

15. Disagreements Between Auditors and Management. The Committee shall review with the Auditors and management, and shall be directly responsible for the resolution of, any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies.

16. Internal Financial Reporting Controls. The Committee shall confer with the Auditors and with the management of the Company regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect including any special audit steps taken in the event of material control deficiencies. The Committee shall review with the Auditors and with the management of the Company the progress and findings of their efforts related to any documentation, assessment and testing of internal financial reporting controls required to comply with the Rules.

17. Separate Sessions. At least once each fiscal quarter, the Committee shall meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

18. Complaint Procedures. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures shall be reviewed annually by the Committee and any suggested changes shall be submitted to the Board for its approval.

19. Regulatory and Accounting Initiatives. The Committee shall review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company’s financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

20. Material Issues Regarding Financial Statements or Accounting Policies. The Committee shall review with the Auditors and management any legal matters, tax assessments, correspondence with regulators or Governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies and the manner in which these matters have been disclosed in public filings, if applicable.

21. Correction of Financial Statements. The Committee shall review with Auditors and management management’s process for identifying, communicating and correcting misstatements, understanding management tolerance for unadjusted misstatements, and assess the affect of corrected and uncorrected misstatements, if any, on the Company’s financial statements.

22. Officer’s Certifications Regarding Financial Statements. The Committee shall receive and review the Chief Executive Officer and Chief Financial Officer certifications of quarterly and annual financial statements.

23. Related Party Transactions. The Committee shall review and approve, in advance, related-party transactions and review other issues arising under the Company’s Code of Business Conduct for Directors, Officers and Employees or similar policies.

24. Investigations. The Committee shall investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

25. Legal Matters. The Committee shall review with the Company’s external counsel and/or internal legal personnel any legal matters that may have a material impact on the Company’s financial statements, compliance policies or internal accounting or financial reporting controls and shall review any material reports or inquiries received from securities regulatory authorities, any securities exchange or quotation system or any other governmental agency.

26. Code of Business Conduct. The Committee shall ensure that the Company has a published code of business conduct that covers financial matters, and shall monitor the application of the code of business conduct. Any waivers from the code of business conduct that are granted for the benefit of the Company’s Board members or executive officers should be granted by the Board or the Committee only.

27. Proxy Report. The Committee shall prepare any report or other disclosure required by the Rules to be prepared by it and included in the Company’s annual proxy statement, information circular or other regulatory filing.

28. Charter. The Committee shall review, discuss and assess annually its own performance as well as the Committee’s role and responsibilities as outlined in this Charter. The Committee shall submit any suggested changes to the Board for its approval.

29. Report to Board. The Committee shall report to the Board with respect to material issues that arise regarding the quality or integrity of the Company’s financial statements, the performance or independence of the Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

30. Investment Risk Assessment and Management. The Committee shall review and discuss with management and the Auditors, as appropriate, the Company’s guidelines and policies with respect to investment risk assessment and management, including the Company’s major financial risk exposures, the Company’s investment and hedging policies, and the steps taken by management to monitor and control these exposures.

31. Other Responsibilities. The Committee shall perform such other functions as may be assigned to the Committee by law, by the Company’s articles or bylaws or by the Board.

32. General Authority. The Committee shall perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the forgoing.

It shall be management’s responsibility to prepare the Company’s financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. It is not the duty of the Committee to (1) plan or conduct audits; (2) determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or (3) to assure compliance with laws and regulations and the Company’s policies generally. Furthermore, it is the responsibility of the Chief Executive Officer, Chief Financial Officer and other senior management to avoid and minimize the Company’s exposure to risk, and while the Committee is responsible for reviewing with management the guidelines and policies to govern the process by which risk assessment and management is undertaken, the Committee is not the sole body responsible. The Auditors shall be accountable to the Committee as representatives of the shareholders.